UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 10*)

Under the Securities Exchange Act of 1934

Basic Energy Services, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

06985P209
(CUSIP Number)

Eric L. Schondorf Ascribe Capital LLC 299 Park Avenue, 34th Floor New York, NY 10171 (212) 476-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06985P209	13D	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
122,496,846(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
122,496,846(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,496,846(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.2%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Reflects 3,691,846 shares of common stock, par value $0.01 per share (“Common Stock”) held of record by Ascribe III Investments LLC (“Fund III”), together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,805 shares of Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), of which Fund III is the record owner.  See Items 3 and 4.

(2)
This percentage is calculated based upon 24,936,864 shares of Common Stock outstanding, as provided to the Reporting Persons by Basic Energy Services, Inc. (the “Issuer”), together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,500 shares of Series A Preferred Stock of which Fund III is the record owner.  See Items 3 and 4.

CUSIP No. 06985P209	13D	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ascribe III Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
122,496,846(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
122,496,846(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,496,846(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.2%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 3,691,846 shares of Common Stock held of record by Fund III, together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,805 shares of Series A Preferred Stock of which Fund III is the record owner.  See Items 3 and 4.

(2)
This percentage is calculated based upon 24,936,864 shares of Common Stock outstanding, as provided to the Reporting Persons by the Issuer, together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,500 shares of Series A Preferred Stock of which Fund III is the record owner.  See Items 3 and 4.

CUSIP No. 06985P209	13D	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
American Securities LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
122,496,846(1)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
122,496,846(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
122,496,846(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.2%(1)(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Reflects 3,691,846 shares of Common Stock held of record by Fund III, together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,805 shares of Series A Preferred Stock of which Fund III is the record owner.  See Items 3 and 4.

(2)
This percentage is calculated based upon 24,936,864 shares of Common Stock outstanding, as provided to the Reporting Persons by the Issuer, together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,500 shares of Series A Preferred Stock of which Fund III is the record owner.  See Items 3 and 4.

Explanatory Note

This Amendment No. 10 amends and supplements the statement on Schedule 13D originally filed by Ascribe Capital LLC (“Ascribe Capital”), Ascribe III Investments LLC (“Fund III”) and American Securities LLC (“American Securities” and, collectively with Ascribe Capital and Fund III, the “Reporting Persons”) on January 3, 2017 (as amended, the “Schedule 13D”), with respect to the common stock, par value $0.01 per share (“Common Stock”), of Basic Energy Services, Inc. (the “Issuer”).  All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

As of March 10, 2020, as reflected in this Schedule 13D, the Reporting Persons beneficially own an aggregate of 122,496,846 shares of Common Stock, reflecting 3,691,846 shares of Common Stock held of record by Fund III, together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of  118,805 shares of Series A Preferred Stock, par value $0.01 per share (“Series A Preferred Stock”), of which Fund III is the record owner.  As described in Item 4 of the Schedule 13D, the shares of Common Stock reported herein were acquired (a) in connection with the Issuer’s chapter 11 case in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), (b) in purchase transactions funded from cash on hand of Fund III, and (c) in connection with the exchange agreement and purchase agreement outlined herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The summaries of the agreements contained in this Item 4 are qualified in their entirety by reference to the underlying agreements, each of which is filed as an exhibit hereto and incorporated by reference herein.

Purchase and Exchange Agreements

On March 9, 2020, Fund III entered into a purchase agreement (the “Purchase Agreement”) by and among Fund III, the Issuer, NexTier Holding Co. (“NexTier”) and C&J Well Services Inc. (the “Company”),  a copy of which is attached hereto as Exhibit 3.  Pursuant to the Purchase Agreement, NexTier sold to the Issuer, and the Issuer acquired from NexTier, all of the issued and outstanding shares of capital stock of the Company.  As part of the consideration paid by the Issuer to NexTier pursuant to the Purchase Agreement, Fund III transferred and delivered to NexTier 10.75% senior secured notes due October 2023, issued by the Issuer to Fund III, in an aggregate principal amount equal to $34,350,000 (the “Senior Notes”).

In connection with this transfer of the Senior Notes to NexTier, Fund III entered into an exchange agreement with the Issuer, dated as of March 9, 2020 (the “Exchange Agreement”).  Pursuant to the Exchange Agreement, the Issuer issued to Fund III, in exchange for the transfer of Fund III’s Senior Notes to NexTier, 118,805 shares of Series A Preferred Stock and made a cash payment of $1,466,792.71 representing accrued but unpaid interest on the Senior Notes delivered to NexTier.  The Series A Preferred Stock is convertible at any time into Common Stock (subject to the availability of sufficient authorized shares of Common Stock), is economically equivalent to the underlying Common Stock, and has voting rights on matters submitted to a vote of holders of Common Stock equivalent to the underlying Common Stock.

Pursuant to the Purchase Agreement, Fund III agreed with NexTier that, if (i) NexTier holds the Senior Notes until the first anniversary of the Closing Date (the “Holding Period”) or (ii) the bankruptcy or a change in control (as those terms are defined in the Purchase Agreement, an “Acceleration Event”) of NexTier occurs prior to the first anniversary of the Closing Date, then within ten (10) business days following the date (the “Redemption Date”) that is the earlier of (A) the expiration of the Holding Period or (B) the date of an Acceleration Event, Fund III shall, as agent for NexTier, sell the Senior Notes for cash and pay the proceeds thereof to NexTier.  If the sale of the Senior Notes by Fund III in accordance with the Purchase Agreement results in a sale price for the Senior Notes (the “Sale Price”) less than the par value of the Senior Notes as of the date of such sale, Fund III shall pay to NexTier , in cash, the amount equal to the excess of the par value over the Sale Price (the “Make-Whole Payment”).  If the Sale Price for the Senior Notes is equal to or greater than the par value of the Senior Notes, then Fund III shall not be obligated to pay, and NexTier shall not be entitled to receive, any Make-Whole Payment. Furthermore, if the Sale Price for the Senior Notes is greater than the par value of the Senior Notes, then the amount equal to the excess of the Sale Price over the par value shall be paid to, or retained by, Fund III.  If Fund III is unable to sell the Senior Notes as and when required pursuant to the Purchase Agreement, then Fund III shall purchase the Senior Notes, for cash, at par value within fifteen business days following the Redemption Date.

Notwithstanding anything in the Purchase Agreement to  the contrary, NexTier shall have the right and continuing option to sell the Senior Notes at any time during the Holding Period; provided, however, that if NexTier sells the Senior Notes during the Holding Period, NexTier shall not be entitled to any Make-Whole Payment; and Fund III shall have the right and continuing option to cause NexTier to sell the Senior Notes at any time during the Holding Period; provided, that, if Fund III exercises its option pursuant to the Purchase Agreement, Fund III shall arrange for the sale of the Senior Notes as agent for NexTier.  If the sale of the Senior Notes in accordance with the Purchase Agreement results in a Sale Price less than the par value of the Senior Notes, Fund III shall pay to NexTier the applicable Make-Whole Payment.

Pursuant to the Exchange Agreement, in consideration of Fund III’s agreement to make the Make-Whole Payment, the Issuer paid to Fund III a fee of $1,000,000. In addition, the Issuer agreed that if Fund III is required to pay NexTier the Make-Whole Payment, the Issuer will promptly pay to Fund III the amount of the Make-Whole Payment, (i) in cash (x) to the extent the Issuer has available cash as determined by an independent committee and (y) subject to satisfaction of certain payment conditions in the Issuer’s credit facility) or (ii) to the extent the Issuer is unable to pay the full amount in cash pursuant to clause (i), in additional Senior Notes, valued at the average closing price for the Senior Notes for the 10 business days preceding the Redemption Date (provided the Senior Notes will not be valued at greater than par.

Stockholders Agreement

Fund III and the Issuer entered into a stockholders agreement on March 9, 2020 (the “Stockholders Agreement”), pursuant to which Fund III became entitled, until such time that it beneficially owns 50% or less of the Issuer’s outstanding Common Stock, to designate all of the members of the Board.  Simultaneously with the execution and delivery of the Stockholders Agreement, three representatives of Ascribe were appointed to the Board as follows: (i)  Lawrence First was appointed as a Class I director; (ii)  Derek Jeong was appointed as a Class II director; and (iii) Ross Solomon was appointed as a Class III  director.  As a result of such appointments to the Board, the Board is comprised of seven (7) directors, constituted as follows: (a) three (3) Class I directors; (b) two (2) Class II directors; and (c) two (2) Class III directors.

The Stockholders Agreement provides that, so long as its Board rights continue under the agreement, Fund III shall, and shall cause each of its affiliates that own the Issuer’s Common Stock to, vote all voting equity securities of the Issuer held by Fund III and any such other holders over which any affiliated Fund III entity has voting control, and each of the Issuer and Fund III agree to take all other necessary or desirable actions within its control to cause the Board to include no less than two independent directors, as defined in the Stockholders Agreement.

The Stockholders Agreement provides that neither the Issuer (nor any of its subsidiaries), nor Fund III (nor any of the Ascribe Affiliated Entities which at any time own any shares of Common Stock) shall cause or otherwise permit the Issuer or any of its subsidiaries to amend the Issuer’s Certificate of Incorporation to elect to not be governed by Section 203 of the General Corporation Law of the State of Delaware (as amended, the “DGCL”), as contemplated by Section 203(b)(3) of the DGCL.  The Stockholders Agreement restricts the Issuer and its subsidiaries, without the prior approval of a special committee of the Board comprised solely of at least two independent directors (an “Independent Committee”), from taking the following actions:

•
approving any business combination or transaction for purposes of Section 203(a)(1) or Section 203(a)(3) of the DGCL with any person that is an “interested stockholder” within the meaning of Section 203(c)(5) of the DGCL prior to such business combination or transaction;

•
amending the certificate of incorporation, the certificate of designations for the Series A Preferred Stock (the “Certificate of Designations”), or the bylaws of the Issuer, other than amendments to the certificate of incorporation to (i) increase the number of authorized shares of Common Stock (ii) effect a reverse stock split for the purpose of facilitating a listing of the Common Stock under the Listing Rules of a national securities exchange, or (iii) permit stockholders to act by written consent;

•
issuing or selling any equity securities in the Issuer or any subsidiary to the Reporting Persons or any of their affiliates; provided approval of an independent committee is not required for the issuance of common equity upon an exercise of preemptive rights; and approval of an independent committee is not required to receive equity securities in connection with any merger or other business combination between the Issuer or any of its subsidiaries and any person (other than an Ascribe Affiliated Entity) in which any Ascribe Affiliated Entity owns or otherwise holds debt securities or equity securities; or

•
entering into any contract or agreement, or consummating any transaction (including any merger or business combination, or acquisition of a material portion of the assets of the Issuer or its subsidiaries), between the Issuer or any of its subsidiaries, on the one hand, and any Ascribe Affiliated Entity, on the other hand; provided that the approval of an independent committee is not required for (i) the exercise by the Ascribe Affiliated Entities of their rights, or the performance by the Issuer of its obligations, under the Stockholders Agreement, the Bridge Note, the Exchange Agreement, the Certificate of Designations, the New Registration Rights Agreement or any other agreement or instrument entered into in connection with any of the foregoing, or (ii) any Ascribe Affiliated Entity to participate in, and receive consideration in any merger or other business combination between the Issuer or any of its subsidiaries with any person (other than an Ascribe Affiliated Entity) in which any Ascribe Affiliated Entity owns or otherwise holds debt securities or equity securities.

For the purposes of the Stockholders Agreement, “Ascribe Affiliated Entities” means (i) Fund III and each investment fund which Fund III or its affiliates controls or for which Fund III or its affiliates act as manager or investment advisor and (ii) each person in which person(s) described in clause (i), directly or indirectly, individually or collectively, holds a majority of the outstanding equity securities or voting securities. For the purposes of determining whether a person described in clause (ii) holds a majority of the outstanding equity securities of a person, the outstanding equity securities of all classes of such person will be taken into account and ownership will be determined on the basis of all such classes taken as a whole.

Pursuant to the Stockholders Agreement, Fund III and the Ascribe Affiliated Entities have agreed not to acquire or make any proposal to acquire additional shares of  Common Stock or any other common stock equivalent equity security of the Issuer or rights or options to acquire any such securities (“Common Equity”), without the prior approval of an Independent Committee, other than converting their shares of Series A Preferred Stock to Common Stock.  However, Fund III and the Ascribe Affiliated Entities are permitted to acquire additional Common Equity upon a transfer of Common Equity to a third party, so long as the beneficial ownership of the Reporting Persons does not exceed an equity cap of 85.06%, calculated in accordance with the Stockholders Agreement (this cap is equivalent to the Reporting Persons’ ownership, on a fully diluted basis, as of March 9, 2020 upon the consummation of the transactions described in this Amendment No. 10).  Under the Stockholders Agreement, Fund III and the Ascribe Affiliated Entities are entitled to acquire or make a proposal to acquire Common Equity in connection with any merger or other business combination between the Issuer or any of the Issuer’s subsidiaries and any individual, firm, partnership, company or other entity (other than an Ascribe Affiliated Entity) in which any Ascribe Affiliated Entity owns debt or equity securities.

The Stockholders Agreement grants to the Reporting Persons certain preemptive rights with respect to any future issuances of equity securities by the Issuer. In addition, the Reporting Persons agreed not to transfer, directly or indirectly, Common Equity representing more than 50% of the Issuer’s fully-diluted Common Equity, unless each holder of Common Stock (other than the Ascribe Affiliated Entities) is entitled to participate in such transaction to receive (i) the same form of consideration per share of Common Stock as the Ascribe Affiliated Entities or (ii) equivalent cash consideration per share of Common Stock.

The Stockholders Agreement will terminate automatically upon the earlier to occur of (i) the Reporting Persons' beneficial ownership percentage being reduced to less than fifteen percent or (ii) the Reporting Persons and the Ascribe Affiliated Entities, collectively, no longer constituting the largest beneficial owner of the Issuer’s Common Stock.

Guaranty Agreement

Fund III’s feeder partnerships, Ascribe Opportunities Fund III, L.P. and Ascribe Opportunities Fund III(B), L.P. (each a “Guarantor”) have entered into a March 9, 2020 Guaranty Agreement with NexTier, pursuant to which each Guarantor has jointly and severally agreed to guarantee Fund III’s obligations under the Purchase Agreement, including the obligation to make payments required thereunder.

Senior Secured Promissory Note

Fund III provided $15,000,000 in financing to the Issuer in connection with the purchase of the Company by the Issuer in exchange for a Senior Secured Promissory Note (the “Promissory Note”) dated March 9, 2020.  The principal amount was made available to the Issuer in a single drawing on the date of the Promissory Note.  The Promissory Note has a maturity date of October 15, 2023.  From the date of the Promissory Note until (but not including) the date that the Promissory Note is paid in full, interest will accrue on the outstanding principal amount of the Promissory Note at a rate per annum equal to 10.0%, provided that the Initial Rate will increase by 2.0% on January 1, 2021 and on each January 1 thereafter.   In addition, the Issuer paid Fund III a closing fee equal to 3.5% of the principal amount of the Promissory Note, (i.e., $525,000).

Except as reported herein in this amended Item 4, the Reporting Persons do not have any current plan or proposal that relates to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.  The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market, general economic and industry conditions, and the provisions of the aforementioned agreements, take such actions with respect to the Funds’ investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.  The Reporting Persons intend to explore, from time to time, potential strategic alternatives for the Issuer, including potential merger and other business combination opportunities. In addition, the Reporting Persons intend to request that, at the next annual meeting of stockholders, the Board present to stockholders an amendment to the certificate of  incorporation to authorize additional shares of Common Stock, including in order to satisfy the conversion rights of holders of Series A Preferred Stock, and to permit stockholders to act by written consent.

Item 5. Interests in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Amendment No. 10 to Schedule 13D are incorporated herein by reference. The Reporting Persons beneficially own the Common Stock reported herein. There are currently 24,936,864 shares of Common Stock outstanding, as provided to the Reporting Persons by the Issuer, together with 118,805,000 shares of Common Stock that Fund III has the right to obtain upon the conversion of 118,500 shares of Series A Preferred Stock of which Fund III is the record owner.  The shares of Common Stock reported herein represent approximately 85.2% of the outstanding Common Stock, as calculated pursuant to Exchange Act Rule 13d-3.

(b)
The responses of the Reporting Persons to rows (7) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference.  Fund III beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 122,496,846 shares of Common Stock, representing 85.2% of the outstanding shares of Common Stock, as calculated pursuant to Exchange Act Rule 13d-3.  Ascribe Capital, as the investment manager to Fund III, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 122,496,846 shares of Common Stock, representing 85.2% of the outstanding shares of Common Stock, as calculated pursuant to Exchange Act Rule 13d-3.  American Securities, as the sole owner of Ascribe Capital, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 122,496,846 shares of Common Stock, representing 85.2% of the outstanding shares of Common Stock, as calculated pursuant to Exchange Act Rule 13d-3.

(c)
Except for the transactions described in Item 4 of this Amendment No. 10 to the Schedule 13D, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons since the Amendment No. 9 to Schedule 13D filed by the Reporting Persons on February 13, 2020.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The responses set forth in Items 3 and 4, and the agreements to which those responses refer (which are filed in connection with Item 7 hereto as exhibits), are incorporated by reference in their entirety.

Except as referenced above and herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to Be Filed As Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.1 – Joint Filing Agreement, dated as of January 3, 2017, by and among the Reporting Persons (filed in original Schedule 13D, dated January 3, 2017).

Exhibit 99.2 – Registration Rights Agreement, dated as of December 23, 2016, by and among Basic Energy Services, Inc. and the parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s form 8-A filed on December 23, 2016).

Exhibit 99.3 – Purchase Agreement, dated as of March 9, 2020, by and among Ascribe III Investments LLC, Basic Energy Services, Inc., Nextier Holding Co. and C&J Well Services, Inc.

Exhibit 99.4 – Exchange Agreement, dated as of March 9, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.5 – Stockholders Agreement, dated as of March 9, 2020, by and between Basic Energy Services, Inc. and Ascribe III Investments LLC.

Exhibit 99.6 – Guaranty Agreement, dated as of March 9, 2020, by and between Ascribe Opportunities Fund III, L.P., Ascribe Opportunities Fund III (B), L.P. and NexTier Holding Co.

Exhibit 99.7 –  Senior Secured Promissory Note, dated as of March 9, 2020, by and between Ascribe III Investments LLC and Basic Energy Services, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2020

ASCRIBE CAPITAL LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

ASCRIBE III INVESTMENTS LLC

By:	/s/ Lawrence First
	Name:	Lawrence First
	Title:	Managing Director

AMERICAN SECURITIES LLC

By:	/s/ Michael G. Fisch
	Name:	Michael G. Fisch
	Title:	Chief Executive Officer